UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact July | 2020

Azul Announces Sale of Equity Stake to Portuguese Government

Transaction Secures Government Support to TAP Protecting Azul’s Investment in the Airline

São Paulo, July 3, 2020 – Azul S.A. “Azul” (B3: AZUL4, NYSE: AZUL) announces today that it has reached an agreement with the Portuguese Government that will enable a vital capital injection into TAP SGPS (“TAP”). As part of the agreement, Azul agreed to sell its current indirect participation representing 6% in TAP for approximately R$65 million and to withdraw conversion rights of its €90 million secured 2026 senior bond. In addition, all other contractual conditions remain reinforced, including its status of senior creditor, 7.5% annual interest rate, and collateral including TAP’s loyalty program. The principal amount plus accrued interest of the bond corresponds to approximately R$680 million. The transaction remains subject to Azul’s required corporate approvals, including shareholders’ approval at an extraordinary shareholders meeting.

“As many other airlines worldwide, TAP has been severely impacted by the Covid-19 crisis. With the aid provided by the Portuguese government we are able to ensure the continuation of TAP thereby guaranteeing the integrity of our bond”, said John Rodgerson, CEO of Azul.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 3, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer